                                                               EXHIBIT 99.(a)(1)

                            THE TIMES MIRROR COMPANY

                           OFFER TO PURCHASE FOR CASH

                         UP TO 3,250,000 SHARES OF ITS
        CONVERSION PREFERRED STOCK, SERIES B, PAR VALUE $1.00 PER SHARE
         (PREFERRED EQUITY REDEMPTION CUMULATIVE STOCK(TM) -- PERCS(R))
                  AT A PURCHASE PRICE NOT GREATER THAN $26.50
                         NOR LESS THAN $25.00 PER SHARE

                            ------------------------

            THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
    AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 27, 1995,
                          UNLESS THE OFFER IS EXTENDED

                            ------------------------

     The Times Mirror Company, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Conversion Preferred Stock, Series B, par value $1.00 per share (the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $26.50 nor less than $25.00 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will determine a single per Share price (not greater than $26.50 nor less than $25.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into consideration the number of Shares so tendered and the prices specified by the tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 3,250,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not greater than $26.50 nor less than $25.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and conditional tenders described herein. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. All Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.

                            ------------------------

 THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.
       THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

                            ------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to First Interstate Bank of California (the "Depositary"), and either mail or deliver the certificates representing Shares to be tendered to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

                            ------------------------
                                                        (Continued on next page)

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY
    STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND,
       IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE.
           THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE
               OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE
               OFFER.

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

            The date of this Offer to Purchase is November 29, 1995

     As of November 27, 1995, the Company had issued and outstanding 11,257,177 Shares. The 3,250,000 shares that the Company is offering to purchase pursuant to the Offer represent approximately 29% of the Shares then outstanding. The Shares are listed and traded on the New York Stock Exchange (the "NYSE"). The Shares trade under the symbol "TMC Pr. P." On November 27, 1995, the closing price of the Shares on the NYSE Composite Tape was $24.625 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at the Company's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

SECTION                                                                                    PAGE
-------                                                                                    ----
   1.     NUMBER OF SHARES; PRORATION...................................................     2
   2.     TENDERS BY HOLDERS OF FEWER THAN 100 SHARES...................................     3
   3.     PROCEDURE FOR TENDERING SHARES................................................     4
   4.     WITHDRAWAL RIGHTS.............................................................     6
   5.     ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE................     7
   6.     CONDITIONAL TENDER OF SHARES..................................................     8
   7.     CERTAIN CONDITIONS OF THE OFFER...............................................     9
   8.     PRICE RANGE OF SHARES; DIVIDENDS..............................................    11
   9.     PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER............................    11
  10.     CERTAIN INFORMATION CONCERNING THE COMPANY....................................    12
  11.     SOURCE AND AMOUNT OF FUNDS....................................................    15
  12.     TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES.............................    15
  13.     CERTAIN FEDERAL INCOME TAX CONSEQUENCES.......................................    16
  14.     EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS...........................    19
  15.     FEES AND EXPENSES.............................................................    20
  16.     MISCELLANEOUS.................................................................    20
          SCHEDULE A  CERTAIN TRANSACTIONS INVOLVING SHARES.............................   S-1

     "Preferred Equity Redemption Cumulative Stock" and "PERCS" are trademarks of Morgan Stanley & Co. Incorporated.

To the Holders of Shares of Conversion Preferred Stock, Series B of The Times Mirror Company:

     The Times Mirror Company, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Conversion Preferred Stock, Series B, par value $1.00 per share (the "Shares") at a price, net to the seller in cash, without interest thereon, not greater than $26.50 nor less than $25.00 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will determine a single per Share price (not greater than $26.50 nor less than $25.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 3,250,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $26.50 nor less than $25.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described below. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7.

     If more than 3,250,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares first from stockholders who owned beneficially as of the close of business on November 28, 1995, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (other than Shares held in the Savings Plan, as defined below) who properly tender all their Shares at or below the Purchase Price, and then on a pro rata basis from all other stockholders who validly tender Shares at or below the Purchase Price. See Sections 1 and 2. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay certain expenses of Goldman, Sachs & Co. (the "Dealer Managers"), First Interstate Bank of California (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See
Section 15. ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 13.

     As of November 22, 1995, The Times Mirror Savings Plus Plan (the "Savings Plan") held 241,326 Shares in accounts for participants therein. Under the terms of the Savings Plan, a participant may instruct the trustee of the Savings Plan to tender Shares allocated to the participant's account as of November 30, 1995. See Section 3.

     The Times Mirror Stock Trust, which holds stock of the Company on behalf of certain defined benefit pension plans covering certain employees of the Company and its subsidiaries, holds 269,853 Shares. The Times Mirror Stock Trust may tender such Shares in the Offer. However, the trustees have not expressed any intention with respect to the tender of Shares held by the Times Mirror Stock Trust in the Offer.

     The Pfaffinger Foundation, a nonprofit charitable corporation managed under the direction of a board of directors comprised of senior executives of the Company, holds 251,580 Shares. The Pfaffinger Foundation has expressed an intention to tender Shares held by it in the Offer.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

     As of November 27, 1995, the Company had issued and outstanding 11,257,177 Shares. The 3,250,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 29% of the Shares then outstanding.

     The Shares are listed and traded on the New York Stock Exchange ("NYSE"). The Shares trade under the symbol "TMC Pr. P." On November 27, 1995, the closing price of the Shares on the NYSE Composite Tape was $24.625 per Share. See
Section 8. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

                        1.  NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 3,250,000 Shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $26.50 nor less than $25.00 per Share. The later of 12:00 midnight, New York City time, on Wednesday, December 27, 1995, or the latest time and date to which the Offer is extended pursuant to
Section 14, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

     The Company will determine the Purchase Price taking into consideration the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will enable it to purchase 3,250,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $26.50 nor less than $25.00 per Share) pursuant to the Offer. Subject to Section 14, the Company reserves the right to purchase more than 3,250,000 Shares pursuant to the Offer, but does not currently plan to do so. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $26.50 nor less than $25.00 per Share) at which such stockholder is willing to have the Company purchase such Shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not greater than $26.50 nor less than $25.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     Upon the terms and subject to the conditions of the Offer, if 3,250,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 3,250,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

          (a) first, all Shares (other than Shares held in the Savings Plan) validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on November 28, 1995 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (other than Shares held in the Savings Plan) and who validly tenders all of such Shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

          (b) then, after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6, all other Shares (including Shares held in the Savings Plan) validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

     If proration of tendered Shares is required, (i) because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by the guaranteed delivery procedure described in Section 3), and (ii) as a result of the "odd lot" procedure described in Section 2, and (iii) as a result of the conditional tender procedure described in Section 6, the Company does not expect that it would be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NYSE trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Managers or the Information Agent and may also be able to obtain such information from their brokers.

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 14. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

     For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

                2.  TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

     Except to the extent that the Company's purchase would result in the delisting of the Shares on the NYSE, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on November 28, 1995, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (excluding Shares held in the Savings
Plan), will be accepted for purchase before proration, if any, of other tendered Shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a stockholder owning beneficially fewer than 100 Shares (other than Shares held in the Savings Plan) will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange. Shares held in the Savings Plan will be subject to any proration, even if owned by a person who beneficially owned, as of the close of business on November 28, 1995, and continues to own beneficially as of the Expiration Date, fewer than 100 Shares held in the Savings Plan. See Section 1.

     As of November 27, 1995, there were approximately 1,265 holders of record of Shares. Approximately 656 of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 27,895 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any stockholder wishing to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

                       3.  PROCEDURE FOR TENDERING SHARES

     Except as noted below with respect to Shares held in the Savings Plan, to tender Shares validly pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the Expiration Date, or
(b) the tendering holder of Shares must comply with the guaranteed delivery procedure described below including, without limitation, completion and execution of one or more Letters of Transmittal.

     IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A STOCKHOLDER MUST INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $0.125) AT WHICH SUCH SHARES ARE BEING TENDERED, EXCEPT THAT ANY STOCKHOLDER WHO OWNED BENEFICIALLY AS OF THE CLOSE OF BUSINESS ON NOVEMBER 28, 1995, AND CONTINUES TO OWN BENEFICIALLY AS OF THE EXPIRATION DATE, AN AGGREGATE OF FEWER THAN 100 SHARES (EXCLUDING SHARES HELD IN THE SAVINGS PLAN) MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE STOCKHOLDER IS TENDERING ALL OF SUCH STOCKHOLDER'S SHARES AT THE PURCHASE PRICE. Stockholders wishing to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which such Shares are being tendered. The same Shares cannot be tendered at more than one price. FOR A TENDER OF SHARES TO BE VALID, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED.

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company ("DTC"), Midwest Securities Trust Company ("MSTC") or Philadelphia Depository Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering holder of Shares must comply with the guaranteed delivery procedure described below. Delivery of required documents to one of the Book-Entry Transfer Facilities in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

     Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for the purposes of this Section, includes any participant in any Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the Shares) tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

     If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares and all other required documents to the Depositary on or prior to the Expiration Date or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) is received by the Depositary, as provided below, on or prior to the Expiration Date; and

          (iii) the certificates for such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third NYSE trading day after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN STOCKHOLDERS (AS DEFINED IN SECTION 13) MUST SUBMIT A PROPERLY COMPLETED FORM W-8 (WHICH MAY BE OBTAINED FROM THE DEPOSITARY) IN ORDER TO PREVENT BACKUP WITHHOLDING. IN GENERAL, BACKUP WITHHOLDING DOES NOT APPLY TO CORPORATIONS OR TO FOREIGN STOCKHOLDERS SUBJECT TO 30% (OR LOWER TREATY RATE) WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER (AS DISCUSSED IN SECTION 13). For a discussion of certain federal income tax consequences to tendering stockholders, see Section
13. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING HIS, HER OR ITS QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING ANY APPLICABLE EXEMPTION.

     It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable, for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     All questions as to the Purchase Price, the form of documents, the number of Shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of any particular Shares. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

     As of November 22, 1995, the Savings Plan held 241,326 Shares in accounts for participants therein. Under the terms of the Savings Plan, a participant may instruct the trustee for the Savings Plan to tender Shares allocated to the participant's account as of November 30, 1995. Participants in the Savings Plan who wish to tender Shares allocated to their respective accounts should so indicate by completing, executing and returning to the recordkeeper, to forward to the Trustee for the Savings Plan, the election form included with the memorandum furnished to such participants. SAVINGS PLAN PARTICIPANTS MAY NOT USE THE LETTER OF TRANSMITTAL TO TENDER THEIR SAVINGS PLAN SHARES, BUT MUST USE THE SEPARATE ELECTION FORM REFERRED TO ABOVE. Participants in the Savings Plan are urged to read such separate memorandum and election form and related materials carefully.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

                             4.  WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, January 26, 1996 unless theretofore accepted for payment by the Company as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

     Withdrawal of Shares Held in Physical Form. Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, January 26, 1996 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of Shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing such Shares; (D) the signature of such stockholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such Shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

     Withdrawal of Shares Held with the Book-Entry Transfer Facility. Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, January 26, 1996 unless accepted for payment by the Company as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a stockholder of Shares held with any of the Book-Entry Transfer Facilities must
(i) call such stockholder's broker and instruct such broker to withdraw such tender of Shares by debiting the Depositary's account at such Book-Entry Transfer Facility of all Shares to be withdrawn; and (ii) instruct such broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. Such notice of withdrawal shall contain (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn; and (C) if such Shares are held by a new beneficial owner, evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

     Any permitted withdrawals of tenders of Shares may not be rescinded, and any Shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn Shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

     Participants in the Savings Plan should follow the procedures for withdrawal included in the memorandum furnished to such participants.

       5.  ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into consideration the number of Shares tendered and the prices specified by tendering stockholders, announce the Purchase Price, and (subject to the proration and conditional tender provisions of the Offer) accept for payment and pay the Purchase Price for Shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, and any other required documents.

     For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven NYSE trading days after the Expiration Date. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

     Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) as promptly as practicable following the Expiration Date without expense to the tendering stockholder.

     Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See Section
1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

     The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the Shares delivered (whether in certificated form or by book entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See instruction 7 to the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

                        6.  CONDITIONAL TENDER OF SHARES

     Under certain circumstances and subject to the exceptions set forth in
Section 1, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 13, the number of Shares to be purchased from a particular stockholder might affect the tax treatment of such purchase to such stockholder and such stockholder's decision whether to tender. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of such holder's Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such Shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery.

     Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate such minimum number of Shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by such stockholder pursuant to such Letter of Transmittal or Notice of Guaranteed Delivery will be returned as promptly as practicable thereafter.

     If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of Shares to be purchased to fall below 3,250,000, then, to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 3,250,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the minimum number of Shares designated by the stockholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery as a condition to his or her tender.

                      7.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares tendered) the acceptance for payment of Shares tendered, if at any time after November 28, 1995 and at or before acceptance for payment of any Shares any of the following shall have occurred:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission (the "Commission") on November 28, 1995) or (ii) any such person or group that on or prior to November 28, 1995 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

          (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act);

          (f) there shall have occurred any event or events that has resulted, or may in the sole judgment of the Company result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries; or

          (g) there shall have occurred any decline in the Standard & Poor's Composite 500 Stock Index (601.320 at the close of business on November 27,
     1995) by an amount in excess of 15% measured from the close of business on November 27, 1995.

and, in the sole judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

     Acceptance of Shares validly tendered in the Offer is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of Shares validly tendered, the Shares would remain listed on the NYSE. This condition may not be waived.

     The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

                      8.  PRICE RANGE OF SHARES; DIVIDENDS

     The Shares were issued in March 1995 in connection with the exchange offer made by the Company to holders of Series A Common Stock, par value $1.00 per share, of the Company ("Series A Common Stock") and Series C Common Stock, par value $1.00 per share, of the Company ("Series C Common Stock" and, together with Series A Common Stock, "Common Stock"). The Shares began to accrue dividends effective March 1, 1995. The Shares are listed and traded on the NYSE. The Shares are traded under the symbol "TMC Pr. P." The following table sets forth the high and low closing sales prices of the Shares on the NYSE Composite Tape and the cash dividends per Share for the fiscal quarters indicated.

                                                                                  CASH DIVIDENDS
                                                           HIGH         LOW         PER SHARE
                                                          -------     -------     --------------
1995   1st Quarter (from March 1, 1995).................  $21.75      $19.75          N/A
       2nd Quarter......................................   23.875      19.625        $.404424*
       3rd Quarter......................................   25.125      23.50            .3435
       4th Quarter (through November 27, 1995)..........   24.75       23.625         N/A

---------------

* The Cash Dividends Per Share for the Second Quarter include dividends that accrued with effect from March 1, 1995, the date on and from which the Shares began to accrue dividends, through the end of the First Quarter.

     On November 27, 1995, the closing price of the Shares on the NYSE Composite Tape was $24.625 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

             9.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The Company is offering to repurchase the Shares in furtherance of its previously announced intention to repurchase, subject to market conditions and corporate requirements, up to 10 percent, or approximately 12,800,000 shares, of Common Stock, including common stock equivalent shares. See Section 12. The Company believes that the repurchase of the Shares at this time represents an attractive investment opportunity that will benefit the Company and its stockholders. The Offer will afford to stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price (not greater than $26.50 nor less than $25.00 per Share) at which they are willing to sell their Shares and, in the event the Company accepts such Shares, to dispose of Shares without the usual transaction costs associated with a market sale. The Offer will also allow qualifying stockholders owning beneficially fewer than 100 Shares (other than Shares held in the Savings Plan) to avoid the payment of brokerage commissions and the applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange. Correspondingly, the costs to the Company for servicing the accounts of odd lot holders will be reduced. See Section 2.

     The Shares accrue cumulative dividends of $1.374 per share until March 31, 1998, on which date the Shares convert automatically into shares of Series A Common Stock. The Shares may convert to Series A Common Stock earlier upon certain mergers, consolidations or similar transactions involving Series A Common Stock. Each outstanding Share would initially convert into one share of Series A Common Stock, subject to adjustment in the event of certain stock dividends or distributions, subdivisions, splits, combinations, issuance of certain rights or warrants or distributions of certain assets with respect to the Series A Common Stock, plus certain accrued and unpaid dividends. On November 27, 1995, there were 11,257,177 Shares and 107,933,334 shares of Common Stock issued and outstanding. If, on March 31, 1998 all 11,257,177 Shares were converted into Series A Common Stock on a one-for-one basis and there were 107,933,334 shares of Common Stock issued and outstanding, the 11,257,177 Shares of Series A Common Stock into which such Shares were converted, would represent 9.4% of the issued and outstanding Common Stock of the Company.

     The Company has the option to call the Shares for redemption, in whole or part, at any time or from time to time prior to March 31, 1998 at the Call Price (as described below) payable in shares of Series A

Common Stock plus cash in an amount equal to all accrued and unpaid dividends on the Shares to the date of redemption. The "Call Price" for the Shares is calculated as follows: On the date on which the Shares were issued until March 23, 1995, the Call Price was $31.92885. After March 23, 1995 the Call Price began and continues to decline at the rate of $0.003127 per day each day to $28.717421 on January 30, 1998. Thereafter, the Call Price is equal to $28.52685. The Offer does not constitute a notice of redemption of the Shares and owners of the Shares are not under any obligation to accept the Offer or to remit their Shares to the Company pursuant to the Offer.

     The repurchase of Shares will reduce 1995 primary earnings per share as the cash paid in excess of the liquidation value of $21.131 per Share will reduce earnings applicable to common stockholders for purposes of determining primary earnings per share. However, the repurchase of Shares is expected to benefit earnings per share for 1996, 1997 and the first quarter of 1998 by eliminating the preferred dividend payment required on the Shares repurchased.

     If fewer than 3,250,000 Shares are purchased pursuant to the Offer, the Company may repurchase the remainder of such Shares on the open market, in privately negotiated transactions or otherwise. In the future, the Company may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any future purchases of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

     Shares that the Company acquires pursuant to the Offer will be retired and will not be reissued as Shares. However, such Shares will have the status of authorized but unissued shares of the class of preferred stock of the Company undesignated as to series and may be redesignated and reissued as part of any series of preferred stock of the Company without further stockholder action (except as may be required by applicable law or the rules of the NYSE). The Company has no current plans for the Shares it may acquire pursuant to the Offer or any other authorized but unissued Shares.

     As of November 27, 1995, the Company had issued and outstanding 11,257,177 Shares. The 3,250,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 29% of the Shares then outstanding. As of November 27, 1995, one director owned 1,507 Shares. The Company has been advised that such director does not intend to tender his Shares pursuant to the Offer. As of November 27, 1995, no other director or executive officer owned Shares.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

                10.  CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is engaged principally in the newspaper publishing, professional information and magazine publishing businesses. The Company publishes the Los Angeles Times, Newsday, The Sun, The Hartford Courant, The Morning Call, The Advocate, the Greenwich Times, and several smaller newspapers. The Company also publishes a variety of books, special interest and trade magazines and other media through its subsidiaries. The Company was incorporated in the State of Delaware in June 1994 for the purpose of owning and operating these businesses after a reorganization of the Company's predecessor was completed in February 1995. The Company's predecessor was incorporated in 1884 in the State of California and was reincorporated in the State of Delaware in 1986.

     The Company's principal executive offices are located at Times Mirror Square, Los Angeles, California 90053 and its telephone number is (213) 237-3700.

               SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND
            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following summary historical consolidated financial data has been derived from the consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and the Company's Annual Report on Form 10-K for the year ended December 31, 1994. Copies of these reports may be obtained as described in Section 16 of this Offer to Purchase. The income statement data for the years ended December 31, 1993 and 1994 and the balance sheet data as of the same dates have been derived from the audited consolidated financial statements of the Company. The income statement data for the nine months ended September 30, 1995 and September 25, 1994 and the balance sheet data as of September 30, 1995 have been derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1995.

     The following summary unaudited pro forma consolidated financial data has been derived from the historical consolidated financial statements of the Company adjusted for certain costs and expenses to be incurred as a result of the purchase of Shares pursuant to the Offer. The pro forma consolidated income statement data has been prepared assuming that the purchase of Shares was completed on March 1, 1995 (the date from which the Shares accrued dividends). The pro forma consolidated balance sheet data has been prepared assuming that the purchase of Shares was completed on September 30, 1995. The summary unaudited pro forma consolidated financial data should be read in conjunction with the summary historical consolidated financial data included herein. The pro forma income statement data and balance sheet data are not necessarily indicative of the financial position or results of operations that would have been obtained had the Offer been completed as of the dates indicated.

                                                        HISTORICAL(A)
                                  ----------------------------------------------------------      PRO FORMA
                                                                       NINE MONTHS              -------------
                                                                          ENDED                  NINE MONTHS
                                   YEAR ENDED DECEMBER 31     ------------------------------        ENDED
                                  ------------------------    SEPTEMBER 25     SEPTEMBER 30     SEPTEMBER 30
                                     1993          1994           1994             1995             1995
                                  ----------    ----------    -------------    -------------    -------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AND RATIO AMOUNTS)
INCOME STATEMENT DATA:
Revenues.......................   $3,243,749    $3,355,761     $ 2,399,352      $ 2,481,545      $ 2,481,545
Restructuring, impairment and
  one-time charges(b)..........      (80,164)                                      (382,674)        (382,674)
Operating profit (loss)........      189,042       302,508         188,770         (249,048)        (249,048)
Interest income................        2,688         2,517           1,491           22,349           19,328(g)
Income (loss) from continuing
  operations...................       51,669       132,223          80,573         (197,351)        (199,133)
Primary earnings (loss) per
  common share from continuing
  operations...................         $.40         $1.03            $.63           ($2.17)          ($2.30)(h)
Ratio of earnings to fixed
  charges(c)...................         2.0x          3.8x            3.3x               (d)              (i)
Ratio of earnings to fixed
  charges and preferred
  stock dividends(e)...........          N/A           N/A             N/A               (f)              (j)
Weighted average common and
  common equivalent shares.....      128,741       128,807         128,798          115,684          115,684
BALANCE SHEET DATA:
Current assets.................   $1,178,880    $1,493,971                      $ 1,355,331      $ 1,270,161(k)
Total assets...................    4,521,047     4,287,208                        4,012,616        3,927,446(k)
Shareholders' equity...........    1,899,275     1,957,043                        2,202,313        2,117,143(k)
Shareholders' equity per common
  share........................       $14.76        $15.06                           $20.01           $19.23

---------------

(a) Certain amounts have been reclassified from previously issued financial statements to conform to the third quarter 1995 presentation.

(b) In mid-July 1995, the Company initiated a comprehensive and systematic review of operations, cost structures and balance sheets in order to refocus resources on its newspaper, professional information and magazine businesses and to improve its financial performance. The loss from continuing operations for the nine months ended September 30, 1995 included $382.7 million on a pretax basis ($261.9 million after-tax) for restructuring, impairment and one-time charges. Fourth quarter 1995 results are expected to include additional restructuring program-related charges that could be as large as $300 million on a pretax basis ($180 million after-tax).

(c) The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes, adjusted for fixed charges (net of capitalized interest), equity income or loss from unconsolidated affiliates and amortization of capitalized interest) by fixed charges for the periods indicated. Fixed charges include interest incurred on long-term debt and other debt, capitalized interest, the interest factor deemed to be included in rental expense and certain amortization.

(d) Earnings are approximately $237 million lower than the amount needed to cover fixed charges in this period, as earnings were impacted by the restructuring charges described in (b) above.

(e) The ratio of earnings to fixed charges and preferred stock dividends was computed as described in (c) above, except that fixed charges were combined with the preferred stock dividends for the periods indicated. The preferred stocks were issued in 1995 and began accruing dividends on March 1, 1995.

(f) Earnings are approximately $291 million lower than the amount needed to cover fixed charges and preferred stock dividends in this period, as earnings were impacted by the restructuring charges described in (b) above.

(g) Pro forma interest income was calculated assuming that 3,250,000 Shares were repurchased for $26.00 per share, which would have reduced the Company's short-term interest bearing instruments by $84,500,000 for the Shares and another $670,000 for estimated expenses related to the Offer. Assuming that the short-term instruments earned interest of approximately 6.08% per annum, interest income would have been lower by approximately $3,021,000. The loss from continuing operations, assuming a 41% effective tax rate on the pro forma interest income, would have been higher by $1,782,000.

(h) The pro forma primary loss per common share from continuing operations was calculated assuming that 3,250,000 Shares were repurchased for $26.00 per Share, which reduced pro forma preferred dividend requirements by $2,605,000 and increased the pro forma cash paid in excess of the liquidation value of $21.131 per Share by $15,824,000. For the nine months ended September 30, 1995, the preferred dividend requirements and cash paid in excess of liquidation value were $29,346,000 and $37,091,000, respectively, on a pro forma basis compared to $31,951,000 and $21,267,000, respectively, on an historical basis. Excluding the one-time impact of the cash paid in excess of liquidation value, both the historical and pro forma primary loss per common share from continuing operations for the nine months ended September 30, 1995 would have been $1.98, as lower pro forma interest income was offset by lower pro forma preferred dividend requirements. Assuming a $25.00 and a $26.50 per share purchase price for 3,250,000 Shares, the pro forma cash paid in excess of liquidation value is $12,574,000 (11 cents per common share) and $17,449,000 (15 cents per common share), respectively.

(i) The pro forma ratio of earnings to fixed charges was calculated as described in (c), except that pro forma earnings were used in the computation. Pro forma earnings are approximately $240 million lower than the amount needed to cover fixed charges in this period, as earnings were impacted by the restructuring charges described in (b) above.

(j) The pro forma ratio of earnings to fixed charges and preferred stock dividends was calculated as described in (e), except that pro forma earnings and pro forma preferred stock dividends were used in the computation. Pro forma earnings are approximately $290 million lower than the amount needed to cover fixed charges and preferred stock dividends in this period, as earnings were impacted by the restructuring charges described in (b).

(k) Pro forma current assets, total assets and shareholders' equity were reduced by the $85,170,000 in cash assumed used pursuant to this Offer.

                        11.  SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 3,250,000 Shares pursuant to the Offer at a price of $26.00 per Share, the total amount required by the Company to purchase such Shares will be $84,500,000, exclusive of fees and other expenses. The Company will fund such purchase with cash derived primarily from the cable television merger transaction, completed in the first quarter of 1995, as well as from cash generated by operating activities.

     Historically, the Company from time to time has issued commercial paper supported by revolving lines of credit with commercial banks. The Company has not issued any commercial paper since February 1995 when it discontinued its prior program. The Company is currently implementing a new commercial paper program and expects to issue commercial paper in late 1995 and early 1996.

             12.  TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

     In July 1995, the Company announced its intention to repurchase, subject to market conditions and corporate requirements, up to 10 percent, or approximately 12,800,000 shares of Common Stock, including common stock equivalent shares, such repurchases to be effected on the open market, in privately negotiated transactions or otherwise. As of November 27, 1995, the Company had repurchased approximately 4,586,000 shares of Common Stock at an approximate cost of $136,219,000 and at prices ranging from a high of $32.625 to a low of $28.00 per share. The average cost per share of Common Stock was approximately $29.70.

     On August 31, 1995, the Company announced its intention to repurchase Shares, subject to market conditions and corporate requirements, such repurchases to be effected on the open market, in privately negotiated transactions or otherwise. As of November 27, 1995, the Company had repurchased approximately 5,304,000 Shares at an approximate cost of $137,255,000 and at prices ranging from a high of $26.50 to a low of $23.875 per Share. The average cost per Share was approximately $25.88.

     As of November 27, 1995, one director owned 1,507 Shares. The Company has been advised that such director does not intend to tender his Shares pursuant to the Offer. As of November 27, 1995, no other director or executive officer owned Shares.

     Except as set forth above and on Schedule A hereto, based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor, to the Company's knowledge, any of its associates, subsidiaries, directors, executive officers or any associate of any such director or executive officer has engaged in any transactions involving the Shares during the 40 business days preceding the date hereof. Neither the Company nor, to the Company's knowledge, any of its directors or executive officers is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with any other person with respect to the Shares (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such Shares, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

     Except as disclosed in this Offer to Purchase, the Company has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

                  13.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of Shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of such stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, or stockholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the Shares are held as "capital assets" within the meaning of Section 1221 of the Code.

     EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THAT STOCKHOLDER TENDERING SHARES PURSUANT TO THE OFFER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS.

     Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of Shares by a stockholder to the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under
Section 302 of the Code, the surrender of Shares by a stockholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering stockholder) if the receipt of cash upon such surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the stockholder's interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

     If any of the above three tests is satisfied, and the surrender of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the Shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year.

     If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by the Company with respect to such stockholder's Shares in an amount equal to the cash received by the stockholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of the Company's current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the Shares, and then as gain from the sale or exchange of such Shares. The tendering stockholder's basis in the Shares surrendered pursuant to the Offer generally will be added to such stockholder's basis in his or her remaining Shares, if any.

     Constructive Ownership. In determining whether any of the three tests under
Section 302 of the Code is satisfied, stockholders must take into account not only the Shares that are actually owned by the stockholder, but also Shares that are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares that the stockholder has the right to acquire by exercise of an option or by conversion.

     Proration. Contemporaneous dispositions or acquisitions of Shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by the Company. Thus, proration may affect whether the surrender by a stockholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of Shares. A stockholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.

     Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares and other voting stock in the Company actually and constructively owned by the stockholder immediately following the surrender of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares and other voting stock actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

     The receipt of cash by a stockholder will be a "complete redemption" if either (i) the stockholder owns no stock in the Company either actually or constructively immediately after the Shares are surrendered pursuant to the Offer, or (ii) the stockholder actually owns no stock in the Company immediately after the surrender of Shares pursuant to the Offer and, with respect to stock constructively owned by the stockholder immediately after the Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such stock under procedures described in Section 302(c) of the Code.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's surrender of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

     Corporate Stockholder Dividend Treatment. If a sale of Shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced.

     In addition, amounts received by a corporate stockholder pursuant to the Offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Generally, an "extraordinary dividend" is a dividend that (i) equals or exceeds 10% of the stockholder's basis in the Shares (treating all dividends having ex-dividend sales within an 85-day period as a single dividend) or (ii) exceeds 20% of the stockholder's adjusted basis in the Shares (treating all dividends having ex-dividend sales within a 365-day period as a single dividend). Accordingly, if applicable, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed), and if such portion exceeds the stockholder's tax basis for its Shares, to treat the excess as gain from the sale of such Shares in the year in which a sale or disposition of such Shares occurs (which, in certain circumstances, may be the year in which Shares are sold pursuant to the Offer).

     Corporate stockholders also should be aware that legislation is pending in Congress which, if enacted in its current form, would generally require immediate gain recognition whenever the basis of stock with respect to which any extraordinary dividend was received is reduced below zero. It is impossible to predict whether this or similar legislation will be enacted.

     Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Legislation is currently pending in Congress that, if enacted, would substantially reduce the tax rate applicable to net capital gains of individuals and corporations. It is impossible to predict whether such legislation will be enacted.

     Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any Shares to the Company pursuant to the Offer.

     Foreign Stockholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign stockholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. Without definite knowledge to the contrary, the Company will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

     Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES DESCRIBED ABOVE.

            14.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section
4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or, subject to Rule 13-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and (ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any extension, termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or the amount of the Dealer Managers' soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding Shares) or decrease the number of Shares it seeks.

                             15.  FEES AND EXPENSES

     Goldman, Sachs & Co. will act as Dealer Managers for the Company in connection with the Offer. The Company has agreed to pay the Dealer Managers, upon acceptance for payment of Shares pursuant to the Offer, an advisory fee of $250,000 plus $.08 per Share purchased by the Company pursuant to the Offer. The Dealer Managers will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer.

     The Dealer Managers have rendered, are currently rendering and are expected to continue to render various investment banking and other advisory services to the Company. They have received, and will continue to receive, customary compensation from the Company for such services.

     The Company has retained First Interstate Bank of California as Depositary and D.F. King & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Managers). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

                               16.  MISCELLANEOUS

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information also should be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York. The Company's Schedule 13E-4 may not be available at the Commission's regional offices.

     The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          THE TIMES MIRROR COMPANY

November 29, 1995

                                   SCHEDULE A

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     The Company has made the following purchases of Shares during the 40 business-day period preceding the commencement of the Offer on the dates, in the amounts and at the prices indicated below. Such purchases were effected on the NYSE.

                        AVERAGE PRICE
     TRADE DATE           PER SHARE       NO. OF SHARES
--------------------    -------------     -------------
October 4, 1995            $ 24.13             40,000
October 5, 1995              24.13              2,600
October 6, 1995              24.13              7,200
October 9, 1995              24.13                400
October 11, 1995             24.25            198,100
October 30, 1995             24.00              2,500
October 31, 1995             24.00             20,300
November 3, 1995             24.00            113,500
November 6, 1995             24.00                900
November 7, 1995             24.00              5,000
November 8, 1995             24.00             66,200
November 14, 1995            24.13             72,600
November 15, 1995            24.13              1,500
November 16, 1995            24.75             38,100
November 17, 1995            24.74              7,500
November 20, 1995            24.75             16,200
November 21, 1995            24.63              1,200

                     The Dealer Managers for the Offer are:

                              GOLDMAN, SACHS & CO.

                   85 Broad Street, New York, New York 10004
                    Telephone: (212) 902-1000 (call collect)
                     Telephone: (800) 323-5678 (toll-free)

            Any questions concerning the terms of the Offer may be
                       directed to the Dealer Managers.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

                   77 Water Street, New York, New York 10005
                    Telephone: (212) 269-5550 (call collect)
                     Telephone: (800) 848-3094 (toll-free)

     Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent.

                        The Depositary for the Offer is:

                      FIRST INTERSTATE BANK OF CALIFORNIA

                  By Mail:                                      Facsimile Transmission:

    First Interstate Bank of California                     (For Eligible Institutions Only)
  c/o Chemical/Mellon Shareholder Services                           (201) 296-4293
                P.O. Box 817                                     Confirm by Telephone:
              Midtown Station                                        (800) 522-6645
          New York, New York 10018

                              By Overnight Delivery or By Hand:

    First Interstate Bank of California          or       First Interstate Bank of California
       15828 Ventura Blvd., Suite 670                           120 Broadway, 13th Floor
       Encino, California 91436-2946                            New York, New York 10271

     Any questions concerning tender procedures may be directed to the Depositary at (800) 522-6645.

                               November 29, 1995